Exhibit(a)(2)

For immediate release September 4, 2003	Contact: Joseph Fitzgerald Executive VP Investor Relations & Corporate Communications (310) 449-3660

MGM FILES SCHEDULE 14D-9 STATEMENT WITH THE SEC

Los Angeles, CA.—Metro-Goldwyn-Mayer Inc. (NYSE:MGM) announced today that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission, as required by the Commission’s rules, in response to an unsolicited tender offer (the “Offer”) by its principal stockholders, Tracinda Corporation and Kirk Kerkorian (collectively, the “Purchasers”), to purchase up to 15 million shares of the common stock of Metro-Goldwyn-Mayer Inc. for $16.00 per Share. The terms and conditions of the Offer are set forth in an Offer to Purchase and the related Letter of Transmittal (collectively, the “Offer to Purchase”) filed with the Commission by the Purchasers on August 21, 2003.

The Board of Directors has determined, based upon the recommendation of the Special Committee of the Board of Directors formed to review the Offer, not to make any recommendation to the Company’s stockholders as to whether they should tender their shares in the Offer. The Company believes that a stockholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company believes that each stockholder should review the Offer, consult with such holder’s financial and tax advisors and make an independent determination.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Metro-Goldwyn-Mayer Inc. Stockholders are advised to make their own decisions on whether to tender their shares and accept the Offer, based on all of the available information, including the factors considered by the Special Committee. These factors are described in Metro-Goldwyn-Mayer Inc.’s Schedule 14D-9, filed today with the Securities and Exchange Commission and mailed to the Company’s stockholders. The Schedule 14D-9 and the

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Page 2 – Schedule 14D-9

Offer to Purchase contain important information that should be read carefully before any decision is made with respect to whether to tender in the Offer. The Special Committee urges each stockholder to read the factors considered by it in the Schedule 14D-9, as well as the Offer to Purchase, prior to making any decision regarding the Offer. Stockholders can receive copies of such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting D.F. King & Co., Inc., the Information Agent for the Offer, at the following telephone numbers: banks and brokers call collect at (212) 269-5550; all others may call toll free at (800) 714-3313.

Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, and licensed merchandise. The Company owns the largest modern film library in the world, consisting of approximately 4,000 titles. Its operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Online. In addition, MGM has ownership interests in international television channels reaching almost 100 countries around the globe. For more information on MGM, visit MGM Online at http://www.mgm.com.

This news release contains forward-looking statements that are based upon the Company’s estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These risks and uncertainties include, among other things, future competitive and market conditions, whether the Company’s products achieve customer acceptance, future business decisions, and other factors, including those described in the Company’s filings with the Securities and Exchange Commission, all of which are difficult or impossible to predict accurately and many of which are beyond the control of MGM. In light of the significant uncertainties inherent in the forward-looking information herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s objectives or plans will be realized. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

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